 Exhibit 99.3

InflaRx Reports Q2 2020 Financial & Operating Results

•
Announced encouraging results from the Phase II portion of the Phase II/III adaptive, randomized, controlled trial in patients with COVID-19 induced pneumonia, showing a trend in lower 28-day all-cause mortality rate

•	Completed end-of-Phase II meeting with the FDA for IFX-1 in hidradenitis suppurativa
•	Received positive EMA scientific advice suggesting that IHS4 could be used as primary endpoint in InflaRx´s pivotal development in hidradenitis suppurativa
•	Cash, cash equivalents and financial assets of approximately €98.9 million as of June 30, 2020

Jena, Germany, 30 July 2020 – InflaRx (Nasdaq: IFRX), a clinical-stage biopharmaceutical company developing anti-inflammatory therapeutics by targeting the complement system, announced today financial results for the three and six months ended June 30, 2020.

“The encouraging data from the randomized exploratory first part of our study in COVID-19 are in line with the mode of action of IFX-1 and give hope that C5a inhibition with IFX-1 may be a life-saving treatment option. The results have been submitted for publication in a peer-reviewed medical journal and to a pre-print server, and we are planning an adequately controlled and powered Phase III part of the study in critically ill COVID-19 patients,” said Prof. Niels C. Riedemann, Chief Executive Officer and Founder of InflaRx.

Prof. Riedemann continued, “We just received the EMA scientific advice agreeing with our arguments on the limitations of the currently used score in hidradenitis suppurativa development (HiSCR) and suggesting that IHS4 could be used as the primary endpoint in our pivotal studies. Our initial interactions with both EMA and FDA related to a Phase III development program in hidradenitis suppurativa have shown us that IFX-1 is a Phase III ready drug candidate. We are working on a strategy to address the FDA´s concerns related to the suggested change in the primary endpoint and plan additional FDA interactions on this topic. Our other clinical programs with IFX-1 are moving forward in pyoderma gangraenosum and ANCA-associated vasculitis. Depending on the COVID-19 situation, we expect readouts in these indications in 2021.”

Recent R&D Highlights

•
IFX-1 in COVID-19 induced pneumonia: In June 2020, InflaRx announced encouraging results from the first 30 patients treated in the adaptive randomized Phase II/III trial in patients with severe COVID-19 induced pneumonia.  Positive treatment trends were seen in the 28-day all-cause mortality rate and in various other endpoints.  Twenty-eight-day all-cause mortality in the IFX-1 treatment group was 13% (2 out of 15) versus 27% (4 out of 15) in the control group. In the best supportive care group, four patients died of COVID-19-induced multi-organ failure, and three of them had pulmonary embolisms reported as a serious adverse event. In the IFX-1 treatment arm, one patient died after an acute ventilator tube complication (leakage) leading to hypoxia, and one patient who met an exclusion criterion with a history of severe chronic obstructive pulmonary disease, which was not known at time point of enrollment, died of pulmonary failure.  Additionally, fewer patients in the IFX-1 treatment arm experienced renal impairment assessed by estimated glomerular filtration rates, and more patients showed reversal of blood lymphocytopenia and a greater lowering of lactate dehydrogenase concentrations as a sign of reduction in tissue damage. A temporary significant increase of D-dimer levels in the first days following IFX-1 administration was noted, as potentially an expression of induction of blood clot lysis. No statistically significant group differences on the chosen primary endpoint of relative change (%) from baseline to day 5 in oxygenation index (defined as PaO2/FiO2 ratio) were detected. However, the exploratory first part of this study was not powered to show such differences. InflaRx is now planning an adequately powered, placebo-controlled, double blinded Phase III part using 28-day all-cause mortality as the primary endpoint, an accepted regulatory primary endpoint for critical care studies.

•
IFX-1 in Hidradenitis Suppurativa (HS): In June 2020, InflaRx completed an end-of-Phase II meeting with the FDA to discuss a Phase III program for the use of IFX-1 for the treatment of HS. The FDA agreed to key proposals to support a Biologics License Application (BLA) submission, including aspects of the Phase III trial design, IFX-1 dosing, target study population, and the nonclinical and clinical pharmacology packages. While the FDA did not agree that the International Hidradenitis Suppurativa Severity Score (“IHS4”) is fit for purpose as a primary efficacy endpoint tool to support labeling, the FDA recommended that the Company obtain HS patient input to help determine the validity of the IHS4 score. The Company is now assessing different strategies for a potential pathway to regulatory approval for IFX-1 in the United States and plans to engage with the FDA on next steps.

Additionally, the Company requested scientific advice from the European Medicines Agency (EMA) about the European pathway for regulatory approval and received feedback in July 2020. Although the EMA noted certain considerations regarding the Company’s proposal, the EMA acknowledged that HiSCR response does not account for the clinical relevance of a reduction in draining fistulas and the effort to construct a new endpoint that better captures these changes was endorsed in principle.  According to the EMA, although HiSCR was used as an endpoint in previous studies, IHS4 could be an appropriate tool to evaluate the efficacy of a novel compound in HS. The Company is working diligently to address the additional feedback received and analyzing the strategy for its Phase III development in HS.

•
IFX-1 in Pyoderma Gangraenosum (PG): The Phase IIa open label trial continues to enroll patients in the higher dose groups. Additional clinical trial sites continue to be opened to support enrollment. Results from the higher dose groups are expected in 2021.

•	IFX-1 in ANCA-associated vasculitis (AAV): In the European Phase II IXCHANGE trial, Part 2 continues to enroll patients. Final results are expected in 2021.

•	IFX-1 in oncology: Activities are ongoing for the Phase IIa oncology program, with expected initiation in the first half of 2021.

Financial highlights – H1 2020

Research and development expenses incurred for the six months ended June 30, 2020 decreased over the corresponding period in 2019 by €5.5 million. This decline was primarily due to lower contribution of expense in the period from the Phase IIb clinical development of IFX-1 in HS since this study was completed in 2019, offset by the COVID-19 trial expenses. These two factors led to a net decline of €3.7 million in third-party expenses. Furthermore third-party manufacturing expenses also declined by €1.0 million. Additionally, equity-settled share-based compensation recognized in personnel expenses decreased by €0.9 million.

General and administrative expenses decreased by €2.1 million to €4.9 million for the six months ended June 30, 2020, from €6.9 million for the six months ended June 30, 2019. This decrease is primarily attributable to decreasing expenses associated with equity-settled share-based compensation recognized in personnel expenses (€1.5 million). Furthermore, legal, consulting and other expenses decreased by €0.7 million to €2.1 million for the six months ended June 30, 2020, from €2.8 million for the six months ended June 30, 2019. In 2019, consulting costs were higher due to a onetime strategic project.

Net financial result decreased by €1.0 million to €1.1 million for the six months ended June 30, 2020, from €2.0 million for the six months ended June 30, 2019. This decrease is mainly attributable to lower interest earned on marketable securities (€1.1 million), partially offset by a higher foreign exchange result (higher gains €0.9 million and €0.5 million higher losses).

Net loss for the six months ended June 30, 2020 was €18.3 million or €(0.70) per common share, compared to €25.1 million or €(0.97) per common share for the six months ended June 30, 2019. On June 30, 2020, the Company’s total funds available were approximately €98.9 million, composed of cash and cash equivalents (€36.4 million) and financial assets (€62.5 million).

Net cash used in operating activities decreased to €18.2 million in the six months ended June 30, 2020, from €18.7 million in the six months ended June 30, 2019, mainly due to the decrease of cash expenses, such as third-party expenses for manufacturing and clinical trials for our lead program IFX-1, compensated by lower payments on trade liabilities in the six months ended June 30, 2019.

Additional information regarding these results and other relevant information is included in the notes to the unaudited Condensed Consolidated Financial Statements as of June 30, 2020, as well as the financial statements as of December 31, 2019 in “ITEM 18. Financial statements,” which is included in InflaRx’s Annual Report on Form 20-F as filed with the U.S. Securities and Exchange Commission (SEC).

InflaRx N.V. and subsidiaries
Unaudited Condensed Consolidated Statements of Operations and
Comprehensive Loss for the three and six months ended June 30, 2020 and 2019

	For the three months ended June 30,		For the six months ended June 30,
(in €, except for share data)	2020 (unaudited)	2019 (unaudited)	2020 (unaudited)	2019 (unaudited)

Operating Expenses
Research and development expenses	(7,356,326)	(12,497,222)	(14,655,125)	(20,192,372)
General and administrative expenses	(2,326,895)	(3,647,849)	(4,891,698)	(6,949,015)
Total Operating Expenses	(9,683,221)	(16,145,071)	(19,546,822)	(27,141,387)
Other income	102,332	2,866	197,292	67,702
Other expenses	(3,450)	(79,183)	(9,170)	(83,068)
Operating Result	(9,584,339)	(16,221,387)	(19,358,701)	(27,156,753)
Finance income	609,444	1,338,755	2,268,436	2,497,960
Finance expenses	(1,057,937)	(388,097)	(1,175,964)	(449,807)
Net Financial Result	(448,493)	950,659	1,092,472	2,048,153
Loss for the Period	(10,032,832)	(15,270,729)	(18,266,229)	(25,108,600)

Share Information
Weighted average number of shares outstanding	26,172,023	25,964,379	26,138,639	25,964,379
Loss per share (basic/diluted)	(0.38)	(0.59)	(0.70)	(0.97)

Loss for the Period	(10,032,832)	(15,270,729)	(18,266,229)	(25,108,600)
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign currency	(1,452,973)	(1,622,079)	260,895	695,468
Total Comprehensive Loss	(11,485,805)	(16,892,807)	(18,005,334)	(24,413,132)

InflaRx N.V. and subsidiary
Unaudited Condensed Consolidated Statements of Financial Position
as of June 30, 2020 and December 31, 2019

in €	June 30, 2020 (unaudited)	December 31, 2019

ASSETS
Non-current assets
Property, plant and equipment	493,377	576,373
Right-of-use assets	716,871	836,924
Intangible assets	404,251	452,400
Other assets	419,424	452,217
Financial assets	272,627	272,614
Total non-current assets	2,306,550	2,590,528
Current assets
Other assets	2,973,228	3,500,884
Financial assets	62,191,912	82,353,867
Cash and cash equivalents	36,398,578	33,131,280
Total current assets	101,563,718	118,986,031
TOTAL ASSETS	103,870,268	121,576,558

EQUITY AND LIABILITIES
Equity
Issued capital	3,152,427	3,132,631
Share premium	211,483,756	211,006,606
Other capital reserves	26,627,185	25,142,213
Accumulated deficit	(152,628,234)	(134,362,006)
Other components of equity	2,488,124	2,227,228
Total equity	91,123,258	107,146,673
Non-current liabilities
Lease liabilities	203,636	330,745
Other non-financial liabilities	37,644	39,013
Total non-current liabilities	241,280	369,758
Current liabilities
Trade and other payables	10,630,462	12,413,662
Lease liabilities	524,034	515,203
Employee benefits	867,121	975,629
Social security, other tax and non-financial liabilities	448,113	105,634
Provisions	36,000	50,000
Total current liabilities	12,505,730	14,060,128
Total Liabilities	12,747,010	14,429,886
TOTAL EQUITY AND LIABILITIES	103,870,268	121,576,558

InflaRx N.V. and subsidiary
Unaudited Condensed Consolidated Statements of Changes in Shareholders’
Equity for the six months ended June 30, 2020 and 2019

(in €, except for share data)	Issued capital	Share premium	Other capital reserves	Accumulated deficit	Other components of equity	Total equity

Balance as of January 1, 2020	3,132,631	211,006,606	25,142,213	(134,362,006)	2,227,228	107,146,673
Loss for the period	—	—	—	(18,266,229)	—	(18,266,229)
Exchange differences on translation of foreign currency	—	—	—	—	260,895	260,895
Total comprehensive loss	—	—	—	(18,266,229)	260,895	(18,005,334)
Contributions
Equity-settled share-based payment	—	—	1,484,972	—	—	1,484,972
Share options exercised	19,797	477,149	—	—	—	496,946
Total Contributions	19,797	477,149	1,484,972	—	—	1,981,918
Balance as of June 30, 2020	3,152,427	211,483,756	26,627,185	(152,628,234)	2,488,124	91,123,258

Balance as of January 1, 2019	3,115,725	211,021,835	18,310,003	(81,107,188)	50,196	151,390,571
Loss for the period	—	—	—	(25,108,600)	—	(25,108,600)
Exchange differences on translation of foreign currency	—	—	—	—	695,468	695,468
Total comprehensive loss	—	—	—	(25,108,600)	695,468	(24,413,132)
Contributions
Equity-settled share-based payment	—	—	3,889,767	—	—	3,889,767
Total Contributions	—	—	3,889,767	—	—	3,889,767
Balance as of June 30, 2019	3,115,725	211,021,835	22,199,770	(106,215,788)	745,663	130,867,206

InflaRx N.V. and subsidiary
Unaudited Condensed Consolidated Statements of Cash Flows
for the six months ended June 30, 2020 and 2019

in €	For the six months ended June 30, 2020 (unaudited)	For the six months ended June 30, 2019 (unaudited)

Operating activities
Loss for the period	(18,266,229)	(25,108,600)
Adjustments for:
Depreciation & amortization of property, plant, equipment, right-of-use assets and intangible assets	353,976	307,130
Net financial result	(1,092,472)	(2,048,153)
Share-based payment expense	1,484,972	3,889,767
Net foreign exchange differences	(789,528)	(205,103)
Changes in:
Other assets	560,449	(2,063,491)
Employee benefits	(122,411)	(84,890)
Social security and other current non-financial liabilities	341,012	(184,120)
Trade and other payables	(1,783,200)	5,513,355
Interest received	1,096,651	1,269,745
Interest paid	(5,455)	(16,308)
Net cash used in operating activities	(18,222,235)	(18,730,669)
Investing activities
Purchase of intangible assets, laboratory and office equipment	(35,107)	(503,881)
Purchase of non-current other financial assets	—	(75,543)
Disposal of non-current other financial assets	—	3,088
Purchase of current financial assets	(59,196,096)	—
Proceeds from the maturity of financial assets	56,553,296	17,709,459
Net cash from investing activities	20,272,857	17,133,122
Financing activities
Proceeds from exercise of share options	496,946	—
Repayment of lease liabilities	(183,970)	(125,075)
Net cash from/ (used in) financing activities	312,976	(125,075)
Net (decrease)/increase in cash and cash equivalents	2,363,597	(1,722,622)
Effect of exchange rate changes on cash and cash equivalents	903,700	399,266
Cash and cash equivalents at beginning of period	33,131,280	55,386,240
Cash and cash equivalents at end of period	36,398,578	54,062,885

About IFX-1:

IFX-1 is a first-in-class monoclonal anti-human complement factor C5a antibody, which highly and effectively blocks the biological activity of C5a and demonstrates high selectivity towards its target in human blood. Thus, IFX-1 leaves the formation of the membrane attack complex (C5b-9) intact as an important defense mechanism, which is not the case for molecules blocking the cleavage of C5. IFX-1 has been demonstrated to control the inflammatory response driven tissue and organ damage by specifically blocking C5a as a key “amplifier” of this response in pre-clinical studies. IFX-1 is believed to be the first monoclonal anti-C5a antibody introduced into clinical development. Approximately 300 people have been treated with IFX-1 in clinical trials, and the antibody has been shown to be well tolerated. IFX-1 is currently being developed for various indications, including Hidradenitis Suppurativa, ANCA-associated vasculitis, Pyoderma Gangraenosum and COVID-19 pneumonia.

About InflaRx N.V.:

InflaRx (Nasdaq: IFRX) is a clinical-stage biopharmaceutical company focused on applying its proprietary anti-C5a technology to discover and develop first-in-class, potent and specific inhibitors of C5a. Complement C5a is a powerful inflammatory mediator involved in the progression of a wide variety of autoimmune and other inflammatory diseases. InflaRx was founded in 2007, and the group has offices and subsidiaries in Jena and Munich, Germany, as well as Ann Arbor, MI, USA. For further information please visit www.inflarx.com.

Contacts:

InflaRx N.V.

Jordan Zwick – Global Head of Business Development & Corporate Strategy
Email: jordan.zwick[at]inflarx.de
Tel: +1 917-338-6523

MC Services AG

Katja Arnold, Laurie Doyle, Andreas Jungfer
Email: inflarx[at]mc-services.eu
Europe: +49 89-210 2280
US: +1-339-832-0752

FORWARD-LOOKING STATEMENTS
This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “believe,” “estimate,” “predict,” “potential” or “continue” and similar expressions. Forward-looking statements appear in a number of places throughout this release and may include statements regarding our intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, our ongoing and planned preclinical development and clinical trials; the impact of the COVID-19 pandemic on the Company; the timing  of and our ability to commence and conduct clinical trials; potential results from current or potential future collaborations; our ability to make regulatory filings, obtain positive guidance from regulators, and obtain and maintain regulatory approvals for our product candidates; our intellectual property position; our ability to develop commercial functions; expectations regarding clinical trial data; our results of operations, cash needs, financial condition, liquidity, prospects, future transactions, growth and strategies; the industry in which we operate; the trends that may affect the industry or us and the risks, uncertainties and other factors described under the heading “Risk Factors” in InflaRx’s periodic filings with the Securities and Exchange Commission. These statements speak only as of the date of this press release and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.